Syneron Medical to Hold Investor Day; Live Web Cast to Be Available

YOKNEAM, ISRAEL -- 03/06/2006 -- Syneron Medical Ltd. (NASDAQ: ELOS), an innovator in the development, marketing and sales of elos™ combined-energy medical aesthetic devices, announced today that the Company will host an Investor Meeting on Monday, March 6, 2006, from 8:15 a.m. to 9:45 a.m. PST. at the Westin St. Francis Hotel in San Francisco, CA. The Investor Meeting will include a panel discussion and Question and Answer session with three leading U.S. dermatologists on clinical experiences with Syneron platforms.

Company presenters will include: David Schlachet, Chief Executive Officer, Dr. Shimon Eckhouse, Chairman of the Board, Domenic Serafino, President, Syneron North America, and Steven May, Vice President, Global Marketing.

Guest dermatologists will include: Dr. Neil Sadick, Sadick Aesthetic Surgery and Dermatology, Dr. Jerome Garden, Professor of Clinical Dermatology and Biomedical Engineering, Northwestern University and Dr. Patrick Bitter, Jr., Melrose Place Aesthetics.

A live Web cast of the event, along with the presentation materials, will be available at www.syneron.com/investors. A replay of the Web cast will be available at Syneron's Web site beginning shortly after the event ends on March 6 and will remain available for 90 days thereafter.

Syneron will also be participating in the annual American Academy of Dermatology (AAD) 2006 Annual Meeting. The Company's booth number is #1633.

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) develops, manufactures and distributes medical aesthetic devices that are powered by elos, the combined-energy technology of bi-polar radio frequency and light. The company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Syneron, the Syneron logo, and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. Elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

For more information, please contact
Judith Kleinman
VP Investor Relations
tel: +972 4909 6282
email: ir@syneron.com